UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-38633

BM Technologies, Inc.

(Exact name of registrant as specified in its charter)

171 North Winstead Avenue

Rocky Mount, North Carolina 27804

(252) 937-2152

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants, each warrant exercisable for one share of Common Stock, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

*	On January 31, 2025 (the “Closing Date”), First Carolina Bank, a North Carolina state-chartered bank (“Parent”), completed the previously announced acquisition of BM Technologies, Inc., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of October 24, 2024 (the “Merger Agreement”), by and among the Company, Parent, and Double Eagle Acquisition Corp, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement, on the Closing Date, Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, BM Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BM Technologies, Inc.

Date: February 21, 2025	By:	/s/ Danialle Evans
		Name:	Danialle Evans
		Title:	Chief Financial Officer & Treasurer